SIMPSON THACHER & BARTLETT LLP

425 LEXINGTON AVENUE

NEW YORK, N.Y. 10017-3954

(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER	E-MAIL ADDRESS
212-455-3352	kwallach@stblaw.com

OCTOBER 20, 2009

VIA EDGAR

Re:	AGA Medical Holdings, Inc. — Registration
Statement on Form S-1, File No.: 333-151822

Russell Mancuso
Jay Mumford

Division of Corporation Finance
Securities and Exchange Commission
Mail Stop 6010

100 F Street, N.E.
Washington, D.C.  20549

Dear Messrs. Mancuso and Mumford:

On behalf of AGA Medical Holdings, Inc. (the “Company”), we are writing to respond to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated October 20, 2009 (the “comment letter”) relating to the above-referenced Registration Statement on Form S-1 filed on June 20, 2008, as amended by Amendment No. 1 to Registration Statement on Form S-1 filed on August 8, 2008, Amendment No. 2 to Registration Statement on Form S-1 filed on September 10, 2008, Amendment No. 3 to Registration Statement on Form S-1 filed on October 10, 2008, Amendment No. 4 to

Registration Statement on Form S-1 filed on November 24, 2008, Amendment No. 5 to Registration Statement on Form S-1 filed on June 5, 2009, Amendment No. 6 to Registration Statement on Form S-1 filed on July 20, 2009, Amendment No. 7 to Registration Statement on Form S-1 filed on August 31, 2009, Amendment No. 8 to Registration Statement on Form S-1 filed on September 22, 2009, Amendment No. 9 to Registration Statement on Form S-1 filed on October 1, 2009, Amendment No. 10 to Registration Statement on Form S-1 filed on October 5, 2009, Amendment No. 11 to Registration Statement on Form S-1 filed on October 13, 2009 and Amendment No. 12 to Registration Statement on Form S-1 filed on October 20, 2009 (the “Registration Statement”).  The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 13 to the Registration Statement.

Set forth below are the Company’s responses to the Staff’s comments as set forth in the comment letter.  For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the comment letter.  To assist your review, we have retyped the text of the Staff’s comments in italics below. The responses and information described below are based upon information provided to us by the Company.

Fee Table

1.                                       Please revise your fee table to reflect the revised offering price.

The Company has revised the disclosure in response to the Staff’s comment.

Exhibit 5.1

2.                                       We reissue prior comment 2.  It remains unclear from this exhibit whether the references to an underwriting agreement refer to an agreement identical in all material respects to the exhibit filed with your registration statement..

The opinion letter has been revised to clarify that the references to an underwriting agreement refer to the form of underwriting agreement filed as an Exhibit to the Registration Statement.

3.                                       It is unclear why the condition regarding the pricing committee establishing a specific number of shares to be sold is appropriate.  If the board committee action is necessary to authorize the sale of the number of shares disclosed in the prospectus and fee table, it is unclear why the registration statement permitting the sale of those shares should be declared effective.  Pleas file a revised opinion to eliminate the condition or advise why you believe the condition is appropriate.

In response to the Staff’s comment, the opinion letter has been revised to remove the condition.

* * * * * * *

We are grateful for your assistance in this matter.  Please call me (212-455-3352) or John B. Tehan (212-455-2675) with any questions or further comments you may have regarding this letter or if you wish to discuss the above responses to the comment letter.

Very truly yours,

/s/ Kenneth B. Wallach

Kenneth B. Wallach

cc:	Securities and Exchange Commission
Brian Cascio
Jeanne Bennett

AGA Medical Holdings, Inc.
John R. Barr
Ronald E. Lund, Esq.